Company – Lend Lease Corporation Limited
File No 82-3498





03022385

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

15 May 2003

SUPPL



Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
15 May 2003	Announcement to Australian Stock Exchange Sale of Housing and Community Investing Business

Yours faithfully

A P Ho
Assistant Company Secretary




SEC MAIL
RECEIVED
MAY 27 2003
WASH. D.C.
181
SECTION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

15 May 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Two (2) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

SALE OF HOUSING AND COMMUNITY INVESTING BUSINESS

Lend Lease Corporation Limited ("Lend Lease") today announced that it has entered into an agreement with Municipal Mortgage & Equity, LLC ("MuniMae"), for the sale of the Housing and Community Investing ("HCI") business for a price of approximately US$102 million (A$160 million).

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary


Lend Lease
CORPORATION

MEDIA RELEASE 15 MAY 2003

SALE OF HOUSING AND COMMUNITY INVESTING BUSINESS

Lend Lease Corporation Limited ("Lend Lease") today announced that it has entered into an agreement with Municipal Mortgage & Equity, LLC ("MuniMae"), for the sale of the Housing and Community Investing ("HCI") business for a price of approximately US$102 million (A$160 million).

The sale price compares to the book value of HCI's business of approximately US$94 million. Transaction costs are expected to be in the order of US$4 million.

The sale is expected to close around 30 June 2003 and therefore will not impact on the 2003 financial year operating result.

Lend Lease Group CEO, Mr Greg Clarke, said: "We are continuing to simplify and focus our Group strategy.

"HCI has achieved strong growth over the past two years and has been a good contributor to Lend Lease's profits. However, the strategic review clearly identified the business as having limited synergies with other parts of the Group," he said.

Lend Lease will retain HCI's working capital and other assets existing at the date of closing, which include tax credit properties awaiting placement (US$93 million at 31 December 2002), advances to developers (US$18 million at 31 December 2002) and other items (approximately US$19 million net at 31 December 2002). The majority of these items are expected to be realised over the next 6-12 months.

The sale is subject to various conditions, including obtaining client consents and regulatory approvals, with the final consideration subject to certain price adjustments.

ENDS

Contact:

Roger Burrows
Lend Lease Corporation
Tel: 02 9236 6116

Mary Beth Lally
Lend Lease Corporation
Tel: 02 9236 6883

Notes on Housing and Community Investing:

Lend Lease's Housing and Community Investing business is a leading provider of tax credit investments to corporate investors. The low-income housing tax credit was created to provide financial incentives for the development and/or rehabilitation and preservation of privately owned affordable rental housing. To this end, investors in affordable housing receive US federal tax credits for 10 years.

Since 1987, HCI has raised and invested approximately US$3.5 billion of equity capital in over